UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2024
Commission File Number: 001-41169

Vertical Aerospace Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street
Bristol BS2 0UW
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
As previously announced, on November 24, 2024, the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”) resolved in favor of an agreement in principle, as documented in a term sheet dated November 24, 2024 by and among the Company, its majority shareholder, Stephen Fitzpatrick, and its primary creditor and senior secured lender, Mudrick Capital Management L.P. (“Mudrick Capital”) (the “Term Sheet”), to address the Company’s more immediate cash requirements and faciliate longer-term fund raising.
As contemplated by the Term Sheet, the Company is to implement certain amendments to its third amended and restated memorandum and articles of association, requiring the Company to call an extraordinary general meeting of the shareholders of the Company (the “EGM”), to be held at 10:30 a.m. GMT on December 23, 2024 at the offices of the Company: 4th Floor, United House, 9 Pembridge Road, London W11 3JY, United Kingdom, to vote on the adoption such amendments. The Company hereby furnishes a circular to the Company’s shareholders as Exhibit 99.1, providing notice of the EGM to the Company’s shareholders, and including a letter to the Company’s shareholders and a form of proxy card in connection with the proposals sought to be adopted by the EGM, including details of the proposed amendments to the Company’s third amended and restated memorandum and articles of association.

INCORPORATION BY REFERENCE
The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX
Exhibit No.	Description
99.1	Circular to Shareholders Relating to an Extraordinary General Meeting.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
VERTICAL AEROSPACE LTD.
Date: December 13, 2024	By: /s/ Stuart Simpson Stuart Simpson Chief Executive Officer